Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-156011 on Form S-4 of our reports dated June 13, 2008, relating to the consolidated financial statements of Clinical Data, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective April 1, 2006) and the effectiveness of Clinical Data, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Clinical Data, Inc. for the year ended March 31, 2008, and to the reference to us under the heading “Experts” in the Proxy Statement/Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
April 17, 2009